 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street

Tel Aviv 6492102, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice and Proxy Statement for 2020 Annual Shareholder Meeting

B Communications Ltd. (“BCOM” or the “Company”) hereby publishes notice of the Company’s 2020 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 4:00 p.m. (Israel time) on Thursday, April 30, 2020, at BCOM’s offices, located at 144 Menachem Begin Street, Tel Aviv 649210, Israel.

Shareholders of record at the close of business on Monday, March 30, 2020 are entitled to vote at the Meeting.

The agenda for the Meeting and background information regarding the proposals to be considered at the Meeting, the required majority for approval of the proposals at the Meeting, information concerning voting procedure and additional general information concerning the Meeting are all included in the Notice of 2020 Annual General Meeting of Shareholders and related Proxy Statement that are appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and that are also being distributed to the Company’s shareholders in connection with the Meeting.

Also attached as Exhibit 99.2 to this Form 6-K is the form of proxy card that is being distributed by the Company to its shareholders of record for submission of their votes for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: March 24, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Notice of 2020 Annual General Meeting of Shareholders and Proxy Statement of B Communications Ltd. for shareholder meeting to be held on April 30, 2020

99.2	Form of Proxy Card for 2020 Annual General Meeting of Shareholders of B Communications Ltd. to be held on April 30, 2020

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